October 14, 2016

Ms. Suzanne Hayes Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Rexahn Pharmaceuticals, Inc. Form 10-K for the year ended December 31, 2015 Filed March 14, 2016 File No. 001-34079

Dear Ms. Hayes:

On behalf of Rexahn Pharmaceuticals, Inc. (the “Company”), this letter responds to comments made by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s above referenced Annual Report on Form 10-K for the year ended December 31, 2015 (“Form 10-K”) in the Staff’s letter dated September 30, 2016. Set forth below are the Staff’s comments in bold type, followed by our response.

Staff’s Comments and Company’s Response

Collaboration and License Agreements, page 20

1.
Please provide us with proposed disclosure to be included in future filings that includes all material terms for your material collaboration and license agreements.  In particular, please disclose the following information for your license agreement with Korea Research Institute of Chemical Technology and your collaboration agreement with Rexgene Biotech Co., Ltd., as appropriate:

•	Scope of the intellectual property transferred under the agreements;
•	Duration of the agreement;
•	Termination provisions;
•	Material payment provisions, such as aggregate amounts paid or received to date, future milestone payments to be paid or received, and royalty rates and royalty term.

Please also file your material collaboration and license agreements as exhibits to your next Exchange Act report.

RESPONSE:

The Company proposes to include disclosure in its Annual Report on Form 10-K for the fiscal year ending December 31, 2016 regarding the Company’s collaboration agreement with Rexgene Biotech Co., Ltd. that is substantially consistent with the following:

Rexgene Biotech Co., Ltd. (“Rexgene”)

In February 2003, we entered into a research collaboration agreement with Rexgene, which is engaged in the development of pharmaceutical products in Asia. Rexgene has agreed to assist us with the research, development and clinical trials necessary for registration of Archexin in Asia.  Under the agreement, we have granted Rexgene an exclusive license, with right to sublicense, to make, have made, use, sell and import Archexin in Asia. In accordance with the agreement, Rexgene paid us a one-time fee of $1,500,000 in 2003. Rexgene also agreed to pay us a royalty fee of 3% of net sales of licensed products related to Archexin on a country-by-country basis in all countries in Asia by Rexgene or any sublicensee of Rexgene.

The agreement expires upon the last to expire of all U.S. and foreign patents presently or in the future issued that cover Archexin, which we currently expect to occur in 2025. The agreement is terminable by either party for the other party’s material breach, subject to a 90 day cure period. To date, the only amounts we have received under the agreement are from the initial one-time fee of $1,500,000 paid in 2003.

The Company will incorporate by reference the previously-filed Rexgene agreement as an exhibit to its Form 10-Q for the quarterly period ended September 30, 2016.

At this time, the Company does not consider any of its other collaboration and license agreements, including its agreement with Korea Research Institute of Chemical Technology (“KRICT”), to be material contracts under Item 601(b)(10) of Regulation S-K.  The only pending obligation to be performed under the KRICT agreement, other than adherence to limited covenants, is a conditional obligation to pay an amount of money to KRICT in the event of an FDA approval.  If FDA approval is obtained, and a drug is available to be marketed, the amount of money that would be payable would be immaterial in amount to the Company.  Upon payment of that amount, there are no further obligations under the KRICT agreement, the KRICT agreement will terminate and the Company will hold all rights to the underlying technology.

Intellectual Property, page 20

2.
We note your statement that you hold U.S. and foreign patents for Archexin, RX-3117 and Supinoxin. Please provide us with proposed disclosure regarding your material patents to be included in future filings.  Please ensure that the disclosure includes the following:

•	the specific product candidate to which the patent relates and the patent expiration date or expected expiration date for patent applications;
•	type of patent protection (e.g. composition of matter, use or process); and;
•	identification of the applicable jurisdictions where patents are granted or where patent applications are pending.

RESPONSE:

The Company proposes to include disclosure in its Annual Report on Form 10-K for the fiscal year ending December 31, 2016 regarding the Company’s intellectual property that is substantially consistent with the following:

Intellectual Property

We generally seek proprietary patent and intellectual property (“IP”) protection for our drug candidates, processes, and other know-how. In addition to patent protection, we rely upon trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and safeguard and maintain our IP.

We hold U.S. and foreign patents for our drug candidates that expire from 2023 to 2034. In addition to these patents, we have issued or pending patents in other jurisdictions.

The patent portfolios for our most advanced programs are summarized below:

Archexin:

The Archexin patent portfolio consists of a patent family that includes patents that have been issued in the United States, Europe, Japan and other jurisdictions.  The patents in this family include composition of matter and use claims of varying scope, including picture claims to Archexin or a pharmaceutically acceptable salt thereof. The expiration date of these patents ranges from 2023 to 2025, not including any potential patent term extension or market exclusivity period.

RX-3117:

The RX-3117 patent portfolio consists of three patent families.  The first family consists of patents that have been issued in the United States, Europe, Japan and other jurisdictions. The patents in this family include composition of matter, use, and process claims of varying scope, including picture claims to RX-3117 or a pharmaceutically acceptable salt thereof. The patents in this first family expire in 2025, not including any patent term extension or market exclusivity period that may apply. The second family consists of patents that have been issued in the United States, and are pending in Europe, Japan and other jurisdictions. The patents in the second family include process claims that generically cover RX-3117.  The patents in this second family expire in 2034, not including any patent term extension or market exclusivity period that may apply. The third family consists of a patent that is pending in the United States. This patent would include use and process claims that generically cover RX-3117.  This patent would expire in 2036, not including any patent term extension or market exclusivity period that may apply.

Supinoxin:

The Supinxoin patent portfolio consists of three patent families. The first family consists of patents that have been issued in the United States and Europe, and are pending in Japan and other jurisdictions. The patents in the first family include composition of matter, use, and process claims of varying scope, including picture claims to Supinoxin or a pharmaceutically acceptable salt thereof. The patents in this first family expire in 2025, not including any patent term extension or market exclusivity period that may apply. The second family consists of patents that are pending in the United States, Europe, Japan and other jurisdictions. The patents in the second family include composition of matter, process and use claims that generically cover Supinoxin.  The patents in this second family would expire in 2034, not including any patent term extension or market exclusivity period that may apply. The third family consists of a patent that is pending in the United States. The patent in the third family would include use and process claims that generically cover Supinoxin.  This patent would expire in 2036, not including any patent term extension or market exclusivity period that may apply.

Thank you for your attention to this letter.  If you have any questions with respect to the foregoing, please contact the undersigned at (240) 268-5300.

Very truly yours,

/s/TAE HEUM JEONG

Tae Heum Jeong
Chief Financial Officer

cc:	Erin K. Jaskot, SEC Staff Tara Keating Brooks, SEC Staff William I. Intner, Hogan Lovells US LLP